Exhibit 23.10

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of PPL Corporation for the registration of common stock, preferred stock, stock purchase contracts, stock purchase units, depositary shares and debt securities and to the incorporation by reference therein of our report dated February 19, 2016, with respect to the consolidated financial statements and schedule of PPL Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 22, 2018